Exhibit 12

Computation of Ratio of Earnings to Fixed Charges

(In thousands of U.S. dollars)

	Six Months Ended	Fiscal Year Ended
	6/30/2013	12/31/2012	12/31/2011	12/31/2010	12/31/2009	12/31/2008
Fixed Charges
Interest Expense	$2,039	$6,679	$7,356	$9,269	$10,186	$16,394
Interest Capitalized	—	—	—	700	700	—
Amortized premiums, discounts and capitalized expenses related to indebtedness	289	960	1,048	1,549	4,218	6,021
Estimate of interest within rent expense	99	255	169	167	150	159

Total fixed charges	$2,427	$7,894	$8,573	$11,685	$15,254	$22,574

Earnings (loss)
Earnings before fixed charges	$(61,803)	$(109,093)	$(32,558)	$(7,444)	$17,732	$58,268
Fixed charges per above	2,427	7,894	8,573	11,685	15,254	22,574

Ratio of earnings to fixed charges	(25.5)	(13.8)	(3.8)	(0.6)	1.2	2.6

Deficiency of earnings available to cover fixed charges	$(64,230)	$(116,987)	$(41,131)	$(19,129)	$—	$—